THURSDAY MARCH 26, 7:11 AM EASTERN TIME

COMPANY PRESS RELEASE

AVIATION SALES COMPANY AND WHITEHALL CORPORATION ANNOUNCE MERGER AGREEMENT

MIAMI-(BUSINESS WIRE) - March 26, 1998--Aviation Sales Company (NYSE:AVS - news) and Whitehall Corporation (NYSE: WHT - news) announced today that they have entered into a definitive agreement pursuant to which Aviation Sales and Whitehall will merge. Under the terms of the agreement, at the effective date of the merger, the shareholders of Whitehall will receive 0.5143 shares of Aviation Sales common stock for each share of Whitehall stock outstanding on such date. Based on the approximately 6.0 million Whitehall shares outstanding, Aviation Sales will issue approximately 3.1 million shares of Aviation Sales common stock to Whitehall's stockholders in the merger transaction. Based upon the last closing price of Aviation Sales' common stock on March 25, 1998, the value of the transaction is approximately $142 million, which includes the assumption of approximately $9.4 million of Whitehall's outstanding indebtedness. The transaction, which will be accounted for as a pooling of interest, is expected to close at the end of the second quarter of 1998.

Dale Baker, Chairman and Chief Executive Officer of Aviation Sales, commented, "Whitehall is a quality leader in the heavy maintenance, repair and overhaul ("MRO") of aircraft, and this merger provides Aviation Sales with a substantial foothold in the $27 billion worldwide MRO market. Combined with our other recently acquired maintenance and repair operations, this transaction will significantly expand our capacities in the MRO market and allow us to provide our airline customers "nose to tail" maintenance, repair and inventory management solutions. This is a very significant strategic acquisition for us and allows us to combine our industry leading airframe parts redistribution business with full service MRO operations. While we expect to incur transactions costs of approximately $1.2 million relating to this transaction during the first and second quarter of 1998, this acquisition will be neutral to Aviation Sales' operating results for 1998 and accretive to Aviation Sales' operating results in 1999."

George Baker, Chairman and Chief Executive of Whitehall, added, "We believe that by joining forces with Aviation Sales, our shareholders will participate in the strategic benefits which this transaction brings to the combined company. This merger will also allow our shareholders to benefit from the ownership of shares in a larger, more diversified company with excellent growth prospects."

Completion of the merger is subject to, among other matters, approval by the shareholders of both companies, successful completion of regulatory review under the Hart-Scott-Rodino Act, and other customary conditions. The holders of approximately 30% of each of Aviation Sales' and Whitehall's shareholders have entered into agreements to vote in favor of the merger at shareholders' meetings of both companies to called to vote upon the proposed merger.

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Whitehall operates two FAA-licensed repair stations engaged in the maintenance, repair and overhaul of McDonnell Douglas DC8/DC9/MD80/DC10, Boeing 727/737 and Lockheed C-130 aircraft.

Aviation Sales Company is a recognized worldwide leader in the aircraft spare parts market, manufacturing, selling and repairing parts for Boeing, McDonnell Douglas, Lockheed and Airbus aircraft, and Pratt & Whitney, General Electric and Rolls Royce jet engines. Offering inventory management services, including purchasing services, repair and repair management, warehouse management, aircraft disassembly services and consignment and leasing of aircraft spare parts, Aviation Sales is a leader in Total Inventory Solutions designed to meet the diverse needs of its customers. Aviation Sales Company also manufactures certain aircraft parts for sale to original equipment manufacturers; including precision engine parts, and provides certain aircraft repair services at its FAA licensed repair facilities.

This press release contains forward-looking statements, which involve risks and uncertainties, including risks associated with the successful integration of the combined businesses and the realization of commercial synergies, among other matters. Aviation Sales' actual future results could differ materially from the results anticipated herein. For further information, please see Aviation Sales' Annual Report of Form 10-K for the 1996 fiscal year.

Contact:

         Dale S. Baker
         Chairman and Chief Executive Officer
         (305) 599-6619
         Joseph E. Civiletto
         Chief Financial Officer
         (305) 599-6693
         Home Page Address: http://www.avsales.com
         Corporate News on the Net:
         http://www.businesswire.com/cnn/avs.htm
         or
         Morgan-Walke Associates
         June Filingeri/Jennifer Angell
         Media contact: Stan Froelich
         (212) 850-5600